Exhibit 99.4

SHARES AND VOTING RIGHTS AS PER 5 MAY 2022 * Voting rights cannot be exercised SHARES NOMINAL VALUE (DKK) NO. OF SHARES (OF NOMINALLY DKK 0.01) NO. OF VOTES Ordinary shares 992,765.87 99,276,587 99,276,587 Outstanding shares 992,765.87 99,276,587 99,276,587 Own holding of shares* 0 0 0 Outstanding shares excluding own holding of shares 992,765.87 99,276,587 99,276,587 DocuSign Envelope ID: 96861E1E - 520E - 40D6 - A59D - BE5F636A8B6D

DocuSign Envelope ID: 96861E1E-520E-40D6-A59D-BE5F636A8B6D

AKTIER OG STEMMERETTIGHEDER PR. 5. MAJ 2022

AKTIER	NOMINEL VÆRDI (DKK)	ANTAL AKTIER (Á NOMINELT DKK 0,01)	ANTAL STEMMER
Aktier	992.765,87	99.276.587	99.276.587
Udstedte aktier	992.765,87	99.276.587	99.276.587
Egne aktier*	0	0	0
Udstedte aktier fratrukket egne aktier	992.765,87	99.276.587	99.276.587

* Stemmerettigheder kan ikke udøves